LiteScape Technologies Inc.



ANNUAL REPORT

12707 High Bluff Drive, Suite 200
San Diego, CA 92130
(650)292 - 0331
www.litescape.com

This Annual Report is dated March 23, 2019.

BUSINESS

LiteScape Technologies provides its customers with innovative Unified Communications solutions that simplify how they connect, communicate and collaborate with their fellow employees, vendors, partners and customers, improving their productivity and streamlining how their business operates.

Previous Offerings

Between 3/2/18 and 6/29/2018, we sold 1,152,500 [shares of common stock] in exchange for $0.02 per share under Regulation Crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding; however, this Annual Report has been filed 30 days late.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Revenue: Year over year revenue continue to decline as the company was not able to add or close significant new contract from the pipeline and loss few subscription renewal contract from legacy customers. The company continue to see longer sales cycle with its product.

Operating Expenses: As of results of not generating new sales activities and the continue declining in revenue, the company decided to reduced its operating expenses by 44%.

Cash: The company continue to borrow funds against its account receivable balance and future customer purchase order contracts to help with its working capital.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $64,880. The company is planning to continue to raise additional funding to grow the business. The company is currently generating operating losses and requires the continued infusion of new capital to continue its business operations.

Debt

As of December 31, 2018, the company has about $250K in loans and notes payable. The company has not defaulted or breached any of its loan term agreements.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Aleksey Feldman
Koranin Suwannaprasert
Shabnam Agah

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
B-1 Preferred Shares	Aleksey Feldman	81,152,637	-	53.1%
B-1 Preferred Shares	Koranin Suwannaprasert	21,585,438	-	14.1%
B-1 Preferred Shares	Shabnam Rouzbeh	21,585,438	-	14.1%
B-1 Preferred Shares	Diego Aragon	10,969,721	-	7.2%
B-1 Preferred Shares	Cindy Flores	10,969,721	-	7.2%
B-1 Preferred Shares	Alfred J. Mandel	326,645	-	0.2%
B-1 Preferred Shares	Sohrab Rahimzadeh	324,910	-	0.2%
B-1 Preferred Shares	EDS 1995 Trust	480,031	-	0.3%
Common Stock	Various	26,626,805	-	11.0%

RELATED PARTY TRANSACTIONS

As of December 31, 2018, the company does not have or known of any related party transaction to disclose.

OUR SECURITIES

Our authorized capital stock consists of 553,027,630 shares of common stock, par value $0.0001 per share. As of December 31, 2018, 26,626,805 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Preferred Stock:
The company has authorized the issuance of 156,263,815 shares of our preferred stock with an average price per share of $0.3668. As of December 31, 2018, the company has repurchased and issued 146,262,955 shares of our preferred stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

LiteScape Technologies Inc.

By   /s/

Name: Aleksey Feldman

Title: Chief Executive Officer

FINANCIAL STATEMENTS

Income Statement

	2018		2017	
Revenue	$	360,455	$	469,510
Cost of Good Sold		3,111		1,499
Gross Profit	$	357,344	$	468,011
Operating Expenses		334,047		600,160
Net Operating Income	$	23,297	$	(132,149)
Other Income and (Loss)		(90,596)		(784)
Net Income / (Loss)	$	(67,298)	$	(132,933)

Balance Sheet

ASSETS		Dec-18		Dec-17
Current Assets				
Cash & Cash Equivalent	$	64,880	$	49,807
Accounts Receivable		151,254		13,199
Other Current Assets		6,872		7,710
Total Current Assets	$	223,006	$	70,716
Other Long-Term Assets		2,420		2,200
TOTAL ASSETS	$	225,426	$	72,916
LIABILITIES AND EQUITY				
Current Liabilities				
Accounts Payable	$	15,341	$	14,490
Accrued Liabilities		4,521		4,521
Other Current Liabilities		550,104		331,147
Total Current Liabilities	$	569,967	$	350,159
Equity				
Common Stock	$	2,593,787	$	2,593,787
Preferred Stock		26,181,889		26,181,889
Retained Earnings		(29,052,918)		(28,919,985)
Net Income		(67,298)		(132,933)
Total Equity	$	(344,541)	$	(277,243)
TOTAL LIABILITIES AND EQUITY	$	225,426	$	72,916

CERTIFICATION

I, Aleksey Feldman, Principal Executive Officer of LiteScape Technologies Inc., hereby certify that the financial statements of LiteScape Technologies Inc. included in this Report are true and complete in all material respects.



_____
Principal Executive Officer